EX-12c
                                  IDACORP, Inc
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                                  Requirements
                                                                                  Twelve Months
                                               Twelve Months Ended December 31,        Ended
                                                     (Thousand of Dollars)            June 30,
                                            1994     1995    1996     1997     1998     1999
Earnings, as defined:
   Income before income taxes            $101,775 $127,342 $135,247 $133,570 $133,806 $141,032
   Adjust for distributed income of
      equity Investees                        326   (2,058)  (1,413)  (3,943)  (4,697)  (7,074)
   Equity in loss of equity method
      investments                               0        0        0        0      458      674
   Minority interest in losses of
      majority owned subsidiaries               0        0        0        0     (125)    (143)
   Supplemental fixed charges and
      preferred dividends, as below        68,946   72,826   73,018   72,208   72,496   73,868

      Total earnings, as defined         $171,047 $198,110 $206,852 $201,835 $201,938 $208,357

Fixed charges, as defined:
   Interest charges                      $ 54,433 $ 56,456 $ 57,348 $ 60,761 $ 60,677 $ 62,017
   Preferred stock dividends of
      subsidiaries-gross up-Idacorp rate   11,097   12,834   12,079    7,891    8,445    8,344
   Rental interest factor                     794      925      991      982      801      942
      Total fixed charges                  66,324   70,215   70,418   69,634   69,923   71,303
   Supplemental increment to fixed
      charges*                              2,622    2,611    2,600    2,574    2,573    2,565

   Supplemental fixed charges              68,946   72,826   73,018   72,208   72,496   73,868
   Preferred dividends requirements             0        0        0        0        0        0
      Total combined supplemental fixed
         charges and preferred dividends $ 68,946 $ 72,826 $ 73,018 $ 72,208 $ 72,496 $ 73,868
Supplemental ratio of earnings to
   combined fixed charges and preferred
   dividends                                 2.48x    2.72x    2.83x    2.80x    2.79x    2.82x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam Inc. notes which are already included in operation expenses
